Exhibit 8(o)

LICENSE AGREEMENT

LICENSE AGREEMENT, dated as of August     , 2004 (“the Commencement Date”), by and between Mergent, Inc., a Delaware corporation, having an office at 5250 77 Center Drive, Charlotte, North Carolina 28217 (“Mergent”), and BlackRock Funds, a Massachusetts business trust having an office at 100 Bellevue Parkway, Wilmington, Delaware 19809 (“Licensee”), on behalf of its Dividend Achievers Portfolio (the “Product”).

WHEREAS, Mergent compiles, calculates maintains and owns certain financial indexes, as set forth on Exhibit A annexed hereto and incorporated herein by reference (such rights being hereinafter individually and collectively referred to as the “MDA”); and

WHEREAS, Mergent owns trade name and trademark rights to the certain marks, as set forth on Exhibit B annexed hereto and incorporated herein by reference (such rights being hereinafter individually and collectively referred to as the “Marks”); and

WHEREAS, Licensee wishes to use the MDA as a source for researching potential investments for the Product; and

WHEREAS, Licensee wishes to use the MDA and the Marks in connection with creating, marketing and/or promoting the Product and in connection with making disclosure about the Product under applicable law, rules and regulations in order to indicate that Mergent is the source of the MDA; and

WHEREAS, Licensee wishes to obtain Mergent’s authorization to use the MDA and the Marks in connection with the Product pursuant to the terms and conditions hereinafter set forth; and

WHEREAS, Mergent desires to grant Licensee authorization to use the MDA and the Marks in connection with the Product pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of their mutual covenants, undertakings and promises contained herein, and other good and valuable consideration, the receipt and adequacy of which the parties hereby acknowledge, the parties agree as follows:

1. Grant of License.

(a)	Subject to the terms and conditions of this Agreement, Mergent hereby grants to Licensee a non-transferable, non-exclusive license (i) to use the MDA worldwide in any media as the source for companies included in the Product and (ii) to use and refer to the MDA and the Marks worldwide in any media in connection with the advertising, distribution, marketing, sale and promotion of the Product (including the name of the Product) and in connection with making such disclosure about the Product as Licensee deems necessary or desirable, including under any applicable law, rules, regulations or provisions of this Agreement, but, in each case, only in connection with indicating the source of the MDA. It is expressly agreed and understood by Licensee that no rights to use the MDA or the Marks are granted hereunder other than those specifically described and expressly granted herein, and Mergent reserves all rights not specifically granted to Licensee hereunder. In particular, and not by way of limitation, Licensee shall make no use of the MDA or the Marks in connection with any product other than the Product, except a fair use otherwise allowed under applicable law.

(b)	Licensee acknowledges that Mergent intends to license the use of the Marks and the MDA in connection with products other than the Product to other parties that are competitive with Licensee and its Product, provided that Mergent agrees not to license the use of the MDA and the Marks in connection with any product identical to the Product in the form of a registered open-end investment company marketed in the United States for a period of one (1) year after the date (the “Effective Date”) the U.S. Securities and Exchange Commission declares effective the registration statement on Form N-1A (file nos. 333-26305 and 811-05742) for Licensee with respect to the Product (the “Registration Statement”).

(c) As between the parties, Licensee acknowledges the ownership of the Marks by Mergent, agrees that it will do nothing inconsistent with such ownership, and that all use of the Marks by Licensee hereunder and all good will developed therefrom shall inure to the benefit of and be on behalf of Mergent. Mergent acknowledges that the performance results of the Product and all elements of the Product other than the MDA or the Marks shall remain the property of the Licensee. Licensee agrees that nothing in this Agreement shall give Licensee any right, title, or interest in the Marks other than the right to use the Marks in accordance with this Agreement and Licensee agrees that it will not attack the title of Mergent to the Marks, the validity of the Marks, any rights of Mergent that may have arisen from this Agreement, or the validity of this Agreement.

(d) Whenever requested by Mergent, whether during the Term or thereafter, Licensee shall, at Mergent’s cost for out-of-pocket expenses, execute such assignment documents or applications as Mergent may reasonably deem necessary to confirm its ownership, and maintain the validity of, the Marks and the MDA, and to obtain, or maintain any registration thereof.

2. Term.

The term of this Agreement shall commence on the Commencement Date and shall continue in effect thereafter until it is terminated in accordance with its terms.

3. License Fees.

(a) Licensee shall pay to Mergent the license fees (“License Fee”) specified and provide the data called for in Exhibit C, attached hereto and made a part hereof. To the extent that Mergent in the future licenses the use of the Marks and the MDA to other parties in connection with products that are substantially similar with Licensee and its Product for a license fee (the “Competitor License Fee”) that is less (as a percentage of assets) than the License Fee, Mergent and Licensee agree that the License Fee shall be automatically reduced so that it shall be no greater than the Competitor License Fee. In the case of such a reduction, Exhibit C shall be amended accordingly; provided, however, that failure to amend Exhibit C shall in no way affect the automatic reduction of the License Fee. Mergent shall inform Licensee immediately of any Competitor License Fees, whether the same shall be less than, the same as or greater than the License Fee.

(b)It is specifically understood by Licensee that, with respect to royalty payments and accounting statements, time is of the essence and any payment due pursuant to this Agreement that is late shall bear interest from 30 days after the date payment was due at the rate of one percent (1%) per month, or the maximum amount allowed by law, whichever is less, until remittance thereof to Mergent. The operation of this clause is without prejudice to any other right or remedy Mergent may have pursuant to the terms of this Agreement or the law.

(c) Licensee shall maintain appropriate books of account or computer records relating to the calculations of License Fees, in accordance with generally accepted accounting principles and shall endeavor to make accurate entries concerning all transactions relevant to this Agreement. Licensee’s books and records with respect to the License Fees shall at all times during the Term and for one year (1) thereafter (or in the event of a dispute between the parties hereto, until such dispute is resolved, whichever is later) be kept at such location as Licensee shall advise Mergent from time to time. If Licensee shall change the address at which the books and records with respect to the License Fees are maintained, it shall provide written notice thereof to Mergent.

(d) Once per quarter (during the term of this Agreement and for a period of one (1) year thereafter), Mergent shall have the right, during normal business hours and upon reasonable notice to the Licensee, to audit on a confidential basis the relevant books and records of Licensee relating to the License Fees to determine that License Fees have been accurately calculated and paid. Licensee shall make such books and records available to Mergent at the place they are normally maintained, or such other location as the parties agree, and shall cooperate in all reasonable ways with such audit. All costs of such audit, as well as any out-of-pocket costs of Licensee for cooperation with it, shall be borne by Mergent unless Mergent establishes that it has been underpaid by five percent (5%) or more; in such case, costs of the audit shall be paid by Licensee.

(e) All calculations and payments required under this Agreement shall be in United States Dollars.

4. Termination.

(a) At any time during the term of this Agreement, Licensee may, upon termination by the vote of a majority of the Licensee’s board of trustees, give Mergent one hundred twenty (120) days’ prior written notice of such termination.

(b) Mergent may give Licensee one hundred twenty (120) days’ prior written notice of termination if material damage or harm is occurring to the reputation or goodwill of Mergent by reason of its continued performance hereunder. Such notice shall identify with particularity the facts which give rise to such damage, and shall be effective on the date specified therein (which shall not be less than one hundred twenty (120) days later) unless Licensee shall correct the condition causing such damage or harm within the notice period.

(c) In the case of a breach of any of the material terms or conditions of this Agreement by Licensee, Mergent may terminate this Agreement by giving one hundred twenty (120) days prior written notice of its intent to terminate. Such notice shall identify with particularity the breach, and shall be effective on the date specified therein (which shall not be less than one hundred twenty (120) days later) unless Licensee shall cure the breach within the notice period.

(d) Mergent shall have the right, in its sole discretion, to cease compilation and publication of the MDA and, in such event, to terminate this Agreement if Mergent does not offer a replacement or substitute MDA. In the event that Mergent intends to discontinue the MDA, Mergent shall give Licensee as much notice as is practical under the circumstances which have led it to terminate such MDA, which notice shall specify whether a replacement or substitute MDA will be made available. Licensee shall have the option hereunder within one hundred twenty (120) days after receiving such written notice from Mergent to notify Mergent in writing of its intent to use the replacement or substitute MDA, if any, under the terms of this Agreement.

(e) Mergent may terminate this Agreement upon one hundred twenty (120) days’ (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) Mergent is informed of the final adoption of any legislation or regulation that in Mergent’s reasonable judgment materially impairs Mergent’s ability to license and provide the MDA under this Agreement in connection with the Product; or (ii) any litigation or proceeding is commenced and Mergent reasonably believes that such litigation or proceeding would have a material and adverse effect upon the ability of Mergent to perform under this Agreement.

(f) In the event of termination of this Agreement pursuant to the Section 4, the License Fees to the date of such termination shall be computed by prorating the amount of the applicable annual License Fees shown in Exhibit C on the basis of the number of elapsed days in the current calendar quarter. Any amount of excess License Fees paid by Licensee for the current calendar year shall be refunded by Mergent.

(g) Upon termination of this Agreement, Licensee shall cease to use the MDA and the Marks as a source identifier for the Product; provided that Licensee may continue to utilize any previously printed and approved materials which contain the MDA and in connection with any communications with shareholders or regulatory filings required by rules and regulations applicable to the Product which would include the MDA for a period of up to two hundred forty (240) days following such termination so long as Licensee pays Mergent a Licensee Fee due to Mergent for the period (up to two-hundred forty (240) days) immediately preceding such termination.

5. Mergent’s Obligations.

(a) Mergent represents and warrants that it is the policy of Mergent to prohibit its employees who are directly responsible for changes in the components of the MDA from purchasing or beneficially owning any interest in any products based upon the MDA (including the Product), and Mergent has adopted procedures designed to have its employees comply with such policy. It is expressly understood that Licensee shall have no responsibility for ensuring that such Mergent employees comply with such Mergent policy and shall have no duty to inquire whether any purchasers or sellers of the Product are such Mergent employees. Mergent shall have no liability to Licensee with respect to its employees’ adherence or failure of adherence to such policy.

(b) At the request of Licensee, Mergent may, but shall not be obligated to, cooperate with Licensee in marketing or promotional activities in connection with the Product or in making any representation or statement to investors or prospective investors in connection with the promotion by Licensee of the Product; provided that, Mergent shall treat Licensee at least as favorably as it treats all other comparable licensees in this regard.

(c) Mergent may, but shall not be obligated to, in its sole discretion, provide support for Licensee’s marketing, advertising, promotion, development and educational efforts with respect to the Product as reasonably requested by Licensee; provided that, Mergent shall treat Licensee at least as favorably as it treats all other comparable licensees in this regard.

(d) Mergent shall calculate and provide to Licensee electronically, one time each year during the term of this Agreement, the MDA in accordance with the parameters for such calculations established by Licensee. In addition, Mergent shall provide Licensee with information regarding relevant corporate actions of companies in the MDA for use in connection with the Product at least one time per month during the term of this Agreement. If Licensee requests more frequent delivery of the MDA, Mergent shall treat Licensee at least as favorably as it treats other comparable licensees in this regard. The term “MDA” shall include any revision or extension of the financial products on Exhibit A or any product that is related or similar thereto, to the extent any such new products are licensed to comparable licensees.

6. Informational Materials Review.

(a) Licensee acknowledges that the continued maintenance of the goodwill of the Marks and the continued maintenance of Mergent’s quality standards are all essential elements of the license granted herein. Licensee agrees that the nature and quality of all uses of the Marks by Licensee hereunder shall require the prior written consent of Mergent, as set forth in and subject to paragraph 6(b) below.

(b) The Marks shall be used substantially in the form set forth in Exhibit B. Upon written notice, Mergent may change, at its sole discretion, such approved form of the Marks, provided that, Mergent shall not impose restrictions on Licensee that are more burdensome than those imposed upon other comparable licensees in this regard. Licensee shall comply with said change as soon as practical, and in no event shall it use an outdated form of the Marks beyond nine (9) months from the date of notice. The term “Mark” as used in this Agreement is intended to include all such later developed trademarks in Mergent’s discretion. If Mergent adopts any new trademark in connection with the MDA, Mergent shall treat Licensee at least as favorably as it treats other comparable licensees, in terms of notifying Licensee and including such new trademark in the scope of the license hereunder. Such new trademark shall be included in the definition of “Marks.”

(c) Licensee shall use commercially reasonable efforts to protect the goodwill and reputation of Mergent and of the Marks as used in connection with the Product. Licensee shall submit to Mergent for its review and approval, solely with respect to the use of the Marks in accordance with this Agreement, all informational materials pertaining to and to be used in connection with the Product, including, where applicable and without limitation, all prospectuses, plans, registration statements, advertisements, brochures and promotional and any other similar informational materials that in any way use or refer to Mergent, the MDA, or the Marks (the “Informational Material”). Mergent shall notify Licensee, in accordance with Paragraph 12(e) hereof, of its approval or disapproval of any Informational Materials with respect to the use or description of Mergent, MDA or the Marks within forty-eight (48) hours (excluding Saturday, Sunday and New York Stock Exchange Holidays) following receipt thereof from Licensee. If Mergent does not approve of any use, it shall advise Licensee of its reasons. In the event Mergent fails to approve or disapprove any Informational Material submitted to it for review within such forty-eight (48) hour period, the Informational Material shall be deemed approved. Once Informational Materials have been approved by Mergent, subsequent Informational Materials which do not alter the use or the description of Mergent, the Marks or the MDA need not be submitted for review and approval by Mergent.

7. Protection of Value of License.

(a) Mergent shall have the right, but not the obligation, to obtain trademark registration of any of the Marks. Mergent makes no representation or warranty that the Marks will be registered or are registerable, and the failure to obtain or maintain registrations thereof shall not be deemed a breach hereof by Mergent.

(b) Licensee shall notify Mergent promptly of any actual or overtly threatened infringements in the United States, of the Marks related to the Product by third parties of which Licensee becomes aware. Mergent shall have the sole right, at its expense, to bring any action on account of any such infringements, and Licensee shall cooperate with Mergent, at Mergent’s expense, as Mergent may reasonably request, in connection with any such action brought by Mergent. Mergent shall retain any and all damages, settlement and/or compensation paid in connection with any such action brought by Mergent. In no event shall Mergent be responsible to Licensee for any damages that may result from said infringement(s), subject to the indemnification provisions of this Agreement.

(c) Licensee shall reasonably cooperate with Mergent, at Mergent’s expense, in the maintenance of such rights and registration and shall take such actions and execute such instruments as Mergent may from time to time reasonably request, and shall use the following notice when referring to Mergent, the Marks or the MDA in any Informational Material:

[The Marks] are trademarks of Mergent and have been licensed for use by BlackRock Funds, Dividend Achievers Portfolio. The product is not sponsored, endorsed, sold or promoted by Mergent and Mergent makes no representation regarding the advisability of investing in this Portfolio.

or such similar language as may be approved in advance by Mergent, it being understood that such notice need only refer to the specific MDA referred to in the Informational Material. Licensee agrees to include the following disclaimers and limitations in each prospectus relating to the Product and upon written request to furnish a copy thereof to Mergent in substantially the form set forth below:

The Fund and its shares are not sponsored, endorsed, sold or promoted by Mergent. Mergent makes no representation or warranty, express or implied, to the shareholders of this Fund or any member of the public regarding the advisability of investing in securities generally or in this Fund particularly or the ability of any data supplied by Mergent to track general stock market performance. Mergent’s only relationship to this Fund is the licensing of certain trademarks and trade names of Mergent and of the data supplied by Mergent which is determined, composed and calculated by Mergent without regard to this Fund or its shares. Mergent has no obligation to take the needs of this Fund or the shareholders of the Fund into consideration in determining, composing or calculating the data supplied by Mergent. Mergent is not responsible for and has not participated in the determination of the prices of the shares of the Fund or the timing of the issuance or sale of such common shares. Mergent has no obligation or liability in connection with the administration, marketing or trading of this Fund or its shares.

MERGENT DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. MERGENT MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE DIVIDEND ACHEIVES PORTFOLIO, ITS SHAREHOLDERS OR AFFILIATES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DATA SUPPLIED BY MERGENT OR ANY DATA INCLUDED THEREIN. MERGENT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR

PURPOSE OR USE WITH RESPECT TO THE DATA SUPPLIED BY MERGENT OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL MERGENT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Any material changes in the foregoing disclaimers and limitations must be approved in advance in writing by an authorized officer of Mergent.

8. Proprietary Rights.

(a) Based upon Mergent’s representations, Licensee acknowledges that (i) the MDA is selected, coordinated, arranged and prepared by Mergent through the application of creative and proprietary methods and standards of judgment used and developed through the expenditure of considerable work, time, creativity, and money by Mergent. Licensee also acknowledges that the MDA and the Marks are the exclusive property of Mergent, that Mergent owns all proprietary rights therein (including, but not limited to, trademarks and copyrights) and that the MDA and its compilation and composition and changes therein are under the sole control and discretion of Mergent.

(b) Licensee and Mergent shall regard and preserve as confidential, and shall not disclose to anyone, other than their employees (or professional advisors subject to confidentiality obligations) who need to know it to perform under this Agreement, all Confidential Information (defined below) related to the business of the other party that may be obtained by it from any source as a result of this Agreement. The parties agree that they shall not and they shall cause their employees not to divulge, furnish or make accessible to anyone such Confidential Information, except pursuant to a court order or other requirement of law, provided that the receiving party shall cooperate with all efforts by the disclosing party to obtain, where possible, a protective order or similar confidentiality agreement. This provision shall survive any expiration or termination of this Agreement. “Confidential Information” shall be written non-public, confidential information marked confidential and oral non-public, confidential information designated confidential and confirmed as such in writing delivered not later than ten (10) days after such disclosure, and shall include the terms but not the fact of this Agreement, calculations and methodology, and marketing plans of Mergent or Licensee, whether or not such specific information is marked as confidential or confirmed as such in writing; provided that Licensee and Mergent acknowledge that this Agreement will be filed as an exhibit to Licensee’s Registration Statement and described in the prospectus for the Product.

9. Warranties; Disclaimers.

(a) Mergent represents and warrants that it owns the MDA and the Marks and has the right and authority to grant the rights granted to Licensee herein and that the license granted herein and the exercise by Licensee of such rights pursuant to the terms of this Agreement shall not infringe any trademark, copyright, patent or other proprietary right of any person.

(b) Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any material laws, regulations or agreements applicable to it.

(c) Licensee represents and warrants to Mergent that the Product conforms in all material respects to the descriptions of the Product contained in its current Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission.

(d) Each party represents and warrants to the other that the MDA and the Product, respectively, each does not violate any applicable law, including but not limited to banking, commodities and securities laws.

(e) Subject to indemnification for third party claims, (i) neither party shall have any liability for lost profits or indirect, punitive, special, or consequential damages arising out of this Agreement, even if notified of the possibility of such damages; and (ii) in no event shall the cumulative liability of either party to the other party for any reason relating to this Agreement exceed the average annual License Fees actually paid to Mergent hereunder.

(f) The provisions of this Section 9 shall survive any expiration or termination of this Agreement.

10. Indemnification.

(a) Licensee hereby indemnifies, agrees to defend and holds Mergent, its successors and assigns, and any entity owning or controlling Mergent and its officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as “Mergent Corporate”) harmless from and against any and all third-party liabilities, claims, causes of action, suits, settlements, judgments, awards, damages, costs, fees and expenses, including reasonable attorneys’ fees and expenses of litigation (“Losses”) for which Mergent or Mergent Corporate may become liable or may incur or be compelled to pay as a result of (i) Licensee’s breach of any of its covenants, representations and warranties under this Agreement, or (ii) any claim based upon allegations of negligence or strict liability which are solely attributable to any act of Licensee, or (iii) claims of infringement by the Product of any intellectual property right of a third party other than relating to the MDA or the Marks. In the event there is a claim against Mergent or Mergent Corporate for which indemnification from Licensee is sought hereunder, Mergent shall promptly notify Licensee thereof and shall cooperate with Licensee’s defense thereof at Licensee’s expense, and Licensee shall have the right to defend, settle or contest said claim, at Licensee’s sole discretion, provided that any such settlement shall fully release Mergent from any liability for such indemnified claim and shall not subject Mergent to liability thereunder. All other settlements require the consent of both parties, which shall not be unreasonably withheld. This paragraph shall survive expiration or termination of this Agreement.

(b) Mergent hereby indemnifies, agrees to defend and holds Licensee, its successors and assigns, and any entity owning or controlling Licensee (including without limitation BlackRock Advisors, Inc. and its affiliates) and their respective officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as “Licensee Corporate”) harmless from and against any and all third-party liabilities, claims, causes of action, suits, settlements, judgments, awards, damages, costs, fees and expenses, including reasonable attorneys’ fees and expenses of litigation (“Losses”) for which Licensee or Licensee Corporate may become liable or may incur or be compelled to pay as a result of (i) an infringement or other violation of any third party’s intellectual property rights resulting from Licensee’s use of the MDA or the

Marks in compliance with all the terms and conditions of this Agreement, (ii) Mergent’s breach of any of its covenants, representations and warranties under this Agreement, or (iii) any claim based upon allegations of negligence or strict liability which are solely attributable to any act of Mergent. In the event there is a claim against Licensee or Licensee Corporate for which indemnification from Mergent is sought hereunder, Licensee shall promptly notify Mergent thereof and shall cooperate with Mergent’s defense thereof at Mergent’s expense, and Mergent shall have the right to defend, settle or contest said claim, at Mergent’s sole discretion, provided that any such settlement shall fully release Licensee from any liability for such indemnified claim and shall not subject Licensee to liability thereunder. This paragraph shall survive expiration or termination of this Agreement.

11. Suspension of Performance.

Neither Mergent nor Licensee shall be in breach of this Agreement for the first 90 days due to any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected; provided that the non-performing party shall promptly inform the other party of such condition and make all reasonable efforts to render substitute performance hereunder.

12. Other Matters.

(a) Neither party shall assign or transfer this Agreement without the prior written consent of the other, which shall not be unreasonably withheld and any attempt to so assign or transfer this Agreement without such written consent shall be null and void; provided that Licensee may assign or sublicense this Agreement to its affiliates without consent.

(b) This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

(c) The relationship of the parties is that of independent contractors and neither party nor its agents or employees shall be considered employees or agents of the other party. This Agreement does not constitute and shall not be construed as consisting of a partnership or joint venture or grant of a franchise between the parties. Neither party shall have the right, nor shall it represent that it has the right, to bind the other party to any obligations to third parties.

(d) All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by facsimile transmission to the address or facsimile number set forth below or such address or facsimile number as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to Mergent:	Mergent, Inc.
5250 77 Center Drive
Charlotte, NC 28217
Attn: Jonathan Worrall
Fax #: (704)559-7620

With a copy to:	Olshan Grundman Frome Rosenzweig
& Wolosky LLP
505 Park Avenue
New York, New York 10022
Attn: Robert H. Friedman, Esq.
Fax#: (212) 935-1787

Notice to LICENSEE:	BlackRock Funds
c/o BlackRock, Inc
40 East 52nd Street
New York, New York 10022
Attn: Robert P. Connolly, Esq.
Fax#: (212) 409-3744

With a copy to	Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn: Sarah E. Cogan, Esq.
Fax#: (212) 455-2502

(e) This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York applicable to agreements entered into and wholly performed within the State.

(f) The failure of a party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered or deemed to be a waiver nor considered or deemed to deprive that party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing.

(g) If any provisions of this Agreement are for any reason declared to be invalid or unenforceable, the validity of the remaining provisions shall not be affected thereby.

(h) The recitals, Schedules and Exhibits are hereby incorporated in this Agreement. Paragraph headings are used solely for convenience and should not be given any weight in the interpretation of this Agreement.

(i) This Agreement’s terms and conditions were freely negotiated. Mergent drafted the Agreement for the convenience of the parties only. As such, the language shall be interpreted without regard to any rule, law or presumption requiring the language to be construed, interpreted or applied against Mergent.

(j) The parties hereto represent that they have each consulted with counsel of their own choosing in connection with the negotiation and execution of this agreement or have knowingly chosen not to do so.

(k) Each party agrees that in connection with any legal action or proceeding arising with respect to this Agreement, they will bring such action or proceeding only in the United States District Court for the Southern District of New York or for any New York State Court sitting in New York City and each party agrees to submit to the jurisdiction of such court and venue in such court and to waive any claim that such court is an inconvenient forum.

(l) The parties acknowledge that irreparable injury may be caused in the event of a breach of this Agreement, and that injunctive relief accordingly may be appropriate.

If after notice from the other party, a party fails to take any action that it is obligated to take hereunder, the other party shall have the right and option, but not the duty, to bring an action for specific performance to compel such action.

(m) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

MERGENT, INC.	BLACKROCK FUNDS

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT A

EXHIBIT B

MERGENT

DIVIDEND ACHIEVERS

EVENTS DATA

TRANSPARENCY…ACCURACY…TIMELINESS

EXHIBIT C

LICENSE FEES

The annual License Fees shall be $30,000 for the first year after the Effective Date (as defined in Section 1(b) of the License Agreement) and thereafter shall be 0.10% of the average daily net assets of the Product computed quarterly. License Fees shall be paid to Mergent within thirty (30) days after the close of each calendar quarter in which they are incurred; each such payment shall be accompanied by a statement setting forth the basis for its calculation.

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